Paul, Weiss, Rifkind, Wharton & Garrison LLP
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New York, NY 10019-6064

March 31, 2005

(212) 373-3088

(212) 492-0088

jdanek@paulweiss.com

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Christina Chalk
                    Special Counsel, Office of Mergers & Acquisitions

Carnival Corporation
Amendment No. 2 to Schedule TO-I
                    File No. 5-39580

Ladies and Gentlemen:

     On behalf of Carnival Corporation, (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 to the Schedule TO-I, marked to indicate changes from Amendment No. 1 to Schedule TO-I, as filed with the Securities and Exchange Commission (the “Commission”) on March 18, 2005.

     Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Christina Chalk, dated March 28, 2005 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2.

     Set forth below are the Staff’s comments conveyed in the Comment Letter and the Company’s responses thereto.

     Schedule TO-I

     Rights of Withdrawal, page 8

     1. Disclose that tendering security holders may withdraw tendered notes if not yet accepted for payment by the fortieth business day from the date this offer commenced. See Rule 13e-4(f)(2)(ii).

     Response to Comment 1

     The Company had included the requested disclosure in the summary (please see page 3 of the Company Notice, included as Exhibit A to Amendment No. 1 to Schedule TO-I) and has repeated this disclosure in the section titled “Rights of Withdrawal” as requested, and have made conforming change to the Purchase Notice and the Notice of Withdrawal. Please see page 8 of the Amended and Restated Company Notice (the “Company Notice”) included in Amendment No. 2.

     Additional Information, page 12

     2. Schedule TO does not permit “forward” incorporation by reference of reports filed with the Commission subsequent to the date of the Company Notice. To the extent that any such reports are filed that you wish to incorporate by reference into the offer materials, you must amend the Schedule TO to specifically list and incorporate each relevant report. Please revise the language to the contrary in the third bullet point on page 12.

     Response to Comment 2

     The Company has revised the list of additional information incorporated by reference to delete the reference to reports filed with the Commission subsequent to the date of the Company Notice. Please see page 12 of the Company Notice.

* * *

     If you have any questions concerning the above responses, please do not hesitate to contact me at (212) 373-3088.

Very truly yours, /s/ Jane Danek Jane Danek

cc:	Doreen S. Furnari
Carnival Corporation
John C. Kennedy
Lawrence G. Wee
Paul, Weiss, Rifkind, Wharton & Garrison LLP